UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

001-3203

(Commission File Number)

CANAL CORPORATION

(formerly Chesapeake Corporation)

(Exact name of registrant as specified in its charter)

1021 East Cary Street, Richmond, Virginia 23219 (804) 697-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         None*

Pursuant to the requirements of the Securities Exchange Act of 1934, Canal Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CANAL CORPORATION

By:	/s/ J.P. Causey Jr.
Name:	J.P. Causey Jr.
Title:	Plan Administrator

Dated: April 20, 2011

*	As of April 18, 2011, the Effective Date of the Second Amended Plan of Liquidation of Canal Corporation and Certain of its Affiliated Debtors has occurred. Accordingly, per the Plan and the Order of the United States Bankruptcy Court for the Eastern District of Virginia confirming the Plan dated April 1, 2011, all shares of common stock of Canal Corporation were deemed cancelled.